SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTION 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-12252

EQUITY RESIDENTIAL (Exact name of registrant as specified in its charter)
2 NORTH RIVERSIDE PLAZA, SUITE 400 CHICAGO, ILLINOIS 60606 (312) 474-1300 (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
SERIES L CUMULATIVE REDEEMABLE PREFERRED SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE PER SHARE (Title of each class of securities covered by this Form)

COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE PER SHARE

9 1/8% SERIES B CUMULATIVE REDEEMABLE PREFERRED SHARES OF BENEFICIAL
INTEREST, $0.01 PAR VALUE PER SHARE

9 1/8% SERIES C CUMULATIVE REDEEMABLE PREFERRED SHARES OF BENEFICIAL
INTEREST, $0.01 PAR VALUE PER SHARE

8.60% SERIES D CUMULATIVE REDEEMABLE PREFERRED SHARES OF BENEFICIAL
INTEREST, $0.01 PAR VALUE PER SHARE

SERIES E CUMULATIVE CONVERTIBLE PREFERRED SHARES OF BENEFICIAL
INTEREST, $0.01 PAR VALUE PER SHARE

7 1/4% SERIES G CONVERTIBLE CUMULATIVE PREFERRED SHARES OF BENEFICIAL
INTEREST, $0.01 PAR VALUE PER SHARE

SERIES H CUMULATIVE CONVERTIBLE PREFERRED SHARES OF BENEFICIAL
INTEREST, $0.01 PAR VALUE PER SHARE

6.48% SERIES N CUMULATIVE REDEEMABLE PREFERRED SHARES OF BENEFICIAL
INTEREST, $0.01 PAR VALUE PER SHARE
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(a)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date: 0

        Pursuant to the requirements of the Securities Exchange Act of 1934, Equity Residential has caused this certification/notice to be signed on behalf by the undersigned duly authorized officer.

Dated: June 19, 2003	EQUITY RESIDENTIAL
	By:	/s/ YASMINA DUWE Yasmina Duwe First Vice President